PROMISSORY NOTE

May 10, 2005 $35,000

    FOR VALUE RECEIVED, Randolph S. Hudson, an individual primarily residing in the State of New York, entitled to receive mail at Post Office Box 202, Wyoming, New York 14591-0202 (the "Maker"), promises to pay to the order of Financial Technology Research Corporation, a Colorado corporation, entitled to receive mail at 5485 West Flamingo Road, Suite 162, Las Vegas, Nevada 89103 (the "Holder"), or at such other place as the Holder hereof may from time to time designate in writing, in lawful money of the United States of America, the principal sum of Thirty-five Thousand and 00/100 ($35,000).

1.	Payment Terms. The Maker shall pay the principal together without interest (except as provided in section 4 hereinbelow) in one installment of $35,000 or by default until such date as the entire principal balance has been fully paid. The payment is due and payable to the Holder hereof on the occurrence of the sooner of (a) 30 (thirty) days from the date of a change in control of Mercosur Telephone & Telegraph Co., Inc., a Delaware corporation (or of its lawful successor) or (b) not later than July 29, 2005.

2.	Prepayment Permitted. The Maker shall have the right to prepay the unpaid principal thereon in whole or in part at any time at his option, without penalty before the date upon which the principal and interest hereon are due and payable to the Holder hereof.

3.	Security. This Note is the promissory note referred to in, and is secured by the collateral in that certain Pledge And Security Agreement and in that certain Common Stock Purchase Agreement of even dates herewith by and between the Maker, as pledgor, and the Holder, as pledgee (the "Pledge and Security Agreement"), and entitled to the benefits thereof.

4.	Default. If the Maker shall fail to make full payment hereunder within ten (10) calendar days of the date when due, or shall breach any other provisions hereof, or of that certain Pledge and Security Agreement, or upon the occurrence of an event of default under that certain Pledge and Security Agreement, the Holder of this Note shall have the right to accelerate this Note and to cause all of the unpaid principal of this Note to become immediately due and payable without notice or demand, and said unpaid principal shall bear interest from such date of default at the maximum rate permitted by law and compounded annually; it being agreed that interest not paid when due shall, at the option of the Holder hereof, be added to the principal and shall draw interest at the rate provided in this paragraph. Failure to exercise any option shall not constitute a waiver of any right of the Holder hereof to exercise the same in the event of any subsequent default.

5.	Collection Costs. In the event that suit be brought hereon to collect the Maker's obligation hereunder, or an attorney or solicitor be employed by Holder to compel Maker's payment of this Note, or any portion of the indebtedness evidenced hereby, or otherwise to enforce the Maker's obligations hereunder or under the Pledge and Security Agreement or any related documents, the Maker promises to pay all such reasonable expenses and attorneys' fees and disbursements, including all fees and costs incurred by the Holder of this Note on appeal and in connection with any bankruptcy proceeding.

6.	Waiver of Presentment, Notice, Etc. The Maker of this Note hereby waives presentment, protest and demand, notice of protest and demand, notice of dishonor and/or nonpayment, and specifically consents to waive notice of (a) any renewals or extensions of this Note, whether made in favor of the

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Maker or any other person or entities, (b) the release, addition, or substitution of all or any part of the security for the payment hereof, and (c) the release, addition, or substitution of any party directly or indirectly liable for the obligations and indebtedness represented hereby.

7.	Governing Law. This Agreement shall be construed in accordance with, and governed by the substantive laws of, the State of New York, without reference to principles governing choice or conflicts of laws.

8.	No Waiver. The failure of the Holder of this Note at any time to require performance by the Maker of any one or more of the provisions of this Note shall not affect the right to require such performance at any time thereafter, nor shall the waiver by the Holder hereof of a breach of any term or provision of this Note be interpreted or held to be a waiver of any succeeding breach of such term or provision or as a waiver of the term or provision itself.

     IN WITNESS WHEREOF, the Maker has executed this Note as of the day, month, and year first written above.

RANDOLPH S. HUDSON ("Maker") [NON-NEGOTIABLE FORM OF NOTE FOR SEC EDGAR FILING PURPOSES ONLY]

_____________________________________________ Randolph S. Hudson

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